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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of September, 2005
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                   No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        Furnished herewith is:

Exhibit 99.1	News Release dated September 6, 2005 of Falconbridge Limited regarding "Falconbridge Discovers Significant New Greenfield Nickel Deposits in Brazil".
Exhibit 99.2	News Release dated September 7, 2005 of Falconbridge Limited regarding "Falconbridge and Blackstone Expand Norway Nickel Search".
Exhibit 99.3
News Release dated September 15, 2005 of Falconbridge Limited regarding "Falconbridge's Nickel Exploration Program at Raglan Delivers Excellent Results — Wholly-Owned Operation Identifies Next Flagship Mining Area".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
October 5, 2005	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	News Release dated September 6, 2005 of Falconbridge Limited regarding "Falconbridge Discovers Significant New Greenfield Nickel Deposits in Brazil".
99.2	News Release dated September 7, 2005 of Falconbridge Limited regarding "Falconbridge and Blackstone Expand Norway Nickel Search".
99.3
News Release dated September 15, 2005 of Falconbridge Limited regarding "Falconbridge's Nickel Exploration Program at Raglan Delivers Excellent Results — Wholly-Owned Operation Identifies Next Flagship Mining Area".

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SIGNATURES
Exhibit Index